United States securities and exchange commission logo





                      August 22, 2023

       Yuantong Wang
       Chief Executive Officer
       Huaizhong Health Group, Inc.
       Tianan Technology Park
       13/F Headquarters Center Building 16
       555 Panyu North Ave, Panyu District
       Guangzhou City, China

                                                        Re: Huaizhong Health
Group, Inc.
                                                            Form 10-K for the
Fiscal Year ended October 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 000-55369

       Dear Yuantong Wang:

              We issued comments to you on the above captioned filing on April 12, 2023 and June 2,
       2023. As of the date of this letter, these comments remain outstanding and unresolved notwithstanding your letters of May 24, 2023 and August 1, 2023. We expect you to provide a complete, substantive response to these comments by September 6, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
       Staff Accountant, at (202) 551-3752 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation